NO ACT

PE 3-13-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14005634

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Shauna-Kay M. Gooden
City of New York
Office of the Comptroller
sgooden@comptroller.nyc.gov

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-14-14

Re: The Boeing Company
Incoming letter dated March 13, 2014

Dear Ms. Gooden:

This is in response to your letter dated March 13, 2014 concerning the shareholder proposal that the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System submitted to Boeing. On February 25, 2014, we issued our response expressing our informal view that Boeing could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

GENERAL COUNSEL'S OFFICE

Shauna-Kay M. Gooden
Assistant General Counsel

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

March 13, 2014

BY EMAIL

Keith F. Higgins, Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Reconsideration of Staff No-Action Letter:
Boeing Company (February 25, 2014)

Dear Mr. Higgins:

I write on behalf of the New York City Pension Funds (the "Funds") to request that the Division of Corporation Finance (the "Division") reconsider the February 25, 2014 no-action letter (the "No-Action Letter") the Division issued to Boeing Company (the "Company") under Rule 14a-8(i)(9). The Funds' shareholder proposal (the "Proposal") urged the Compensation Committee of the Board of Directors to amend Boeing's Clawback Policy (the "Policy") to add a discretionary clawback that is triggered by a senior executive's damaging misconduct or failure to monitor such misconduct. The Company's existing Policy, which it is presenting for re-approval, contains only a mandatory clawback, triggered solely by conduct that results in a financial restatement. The Proposal simply adds an additional and non-conflicting ground for a clawback to the Company's existing Policy. If both proposals passed, they could be implemented without creating any potential for inconsistent and ambiguous results. As there is no conflict with the Company's proposal, we respectfully submit that the Staff incorrectly granted the no-action advice under Rule 14a-8(i)(9), and we request that such advice be withdrawn.

Rather than repeat at length the facts and arguments in our prior letters to the Staff, we attach them hereto (together with the Company's letters) and incorporate them by reference. We do, however, believe it important to quote, in full, both the Funds' Proposal and the Company's proposal. A direct comparison will evidence that there is no conflict between the Funds' Proposal and the Company's proposal. The Funds' Proposal requests the following:

> **Resolved**: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation

paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting from a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risk; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.

"Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation, plan, law or regulation.

We note that the Funds were belatedly shown the text of the Company's proposal, for the first time, on February 24, 2014, one day before the Staff issued its no-action advice. Prior to that time, as evidenced in the attached letters, the Company merely provided a vague statement of what it might possibly put before shareholders[1]. That Company's proposal requests the following:

The Board shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment under any Award to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this policy, the term "executive officer" means any officer who has been designated an executive officer by the Board.

The comparison shows that no conflict exists between the Funds' Proposal and the Company's proposal. The Proposals are complementary rather than conflicting. The Company's proposal calls for a narrow, mandatory Clawback Policy, triggered solely by intentional misconduct that results in a substantial financial restatement. The Funds' Proposal would add to the Company's mandatory Clawback Policy, a broader discretionary clawback, triggered by misconduct that (1) violates a law or Boeing policy and (2) causes significant financial or reputational harm to Boeing. The two clawbacks can readily form two sections of the same Clawback Policy. They provide clear guidance

[1] Accordingly, the Funds' prior submissions could not and did not focus on the specific wording of the Company's proposal, as we do now.

to the Board regarding different remedies for different circumstances. Boeing can, therefore, present both polices to its shareholders for a vote and ultimately adopt and implement both polices without any danger of confusing shareholders or adopting a Policy that leads to an inconsistent and ambiguous result.

Indeed, a number of major public companies, such as Capital One Financial Corp, Johnson & Johnson and Goldman Sachs Group Inc., already have executive compensation subject to two types of clawbacks, without any inconsistent or ambiguous results. Those three companies, like Boeing, have clawback policies that are triggered by a financial restatement. However, each also has a discretionary clawback with a trigger that does not require a financial restatement.

For example, Capital One has an enhanced clawback provision that also allows the Compensation Committee "to seek recovery of all unvested portions of the award in the event there has been a violation of law or Company policy and the named executive officer committed the misconduct or failed in his or her responsibility to manage or monitor the applicable conduct or risks." Capital One Financial Corp, *Proxy Statement* at p.31 (March 20, 2013). Similarly, Johnson & Johnson added a discretionary and "non restatement based" clawback to its "financial restatement based" clawback policy. The policy substantially provides that the Board, in its sole discretion, may recoup incentive compensation where significant "misconduct result[s] in a material violation of a company policy relating to manufacturing, sales or marketing of products that causes significant harm to the Company." Johnson & Johnson, *Proxy Statement*, at p.51 (March 12, 2013). Finally, Goldman Sachs, in explaining its practical principles for compensation, noted that in addition to its clawback for financial restatement "a clawback should also exist for cause, including any individual misconduct that results in legal or reputational harm." Goldman Sachs Group Inc., *Proxy Statement*, at Annex B (April 12, 2013) [2] The addition of these "non restatement based" clawbacks to the already existing "financial restatement based" clawback policies neither confused shareholders nor led to an inconsistent or ambiguous result.

Like the proposals discussed above, the Funds' Proposal contains a discretionary, "non financial restatement based" clawback which could easily be implemented alongside the Company's proposal. Like the public companies discussed above, the Company is fully capable of implementing the two types of clawback. The Company's proposal creates one narrow "financial restatement based" clawback and the Funds' Proposal builds on that by providing the Board with the tools to recoup incentive pay in additional circumstances. As both Proposals can readily co-exist, the Staff erred in permitting the omission of the Funds' Proposal under Rule 14a-8(i)(9).

The Staff has repeatedly declined to issue no-action advice under Rule 14a-8(i)(9) on executive compensation proposals that would simply add additional, non-conflicting

---

[2] The respective Proxy Statements cited can be found at:
http://www.sec.gov/Archives/edgar/data/927628/000120677413001099/capitalone_def14a.htm ; http://files.shareholder.com/downloads/JNJ/3017598907x0x733046/E7C3B260-BFA3-49A8-9374-733215819847/proxy2014_JNJ.pdf ; and http://www.sec.gov/Archives/edgar/data/886982/000119312513152411/d447333ddef14a.htm .

provisions to a company's executive compensation proposal. *See Citigroup Inc.* (Feb. 5, 2013)(shareholder proposal would add, to a company compensation proposal that did not specify the performance goals to be met, a requirement to specify the awards that would result from meeting specific performance metrics); *The Walt Disney Co.* (Dec. 27, 2010)(shareholder proposal would add, to the company's stock incentive plan performance goals, a policy to use one test to assess performance in determining eligibility for awards of stock); *Verizon Communications, Inc.* (Jan. 21, 2010)(shareholder proposal would add, to the company's long term executive compensation policy, a vesting requirement for such compensation). Here, the Funds' Proposal seeks only to add a second, discretionary clawback tool to the Company's existing narrow, mandatory clawback. Therefore, no conflict exists between the Proposals, and the no-action advice should not have been issued.

As an alternative ground for reconsideration, the Funds repeat and incorporate their argument that the Staff would unduly broaden the ambit of Rule 14a-8(i)(9), if it were to permit a company to omit a proposal to amend its executive compensation policy, simply because the company, as here, has put its existing executive compensation policy before shareholders for repeated approval. Such a reading of Rule 14a-8(i)(9) would permit a company, year after year, to omit all proposals to amend its executive compensation policy, by just re-proposing the status quo. A vote solely on the status quo is not a substitute for the fair consideration of ideas from outside management, which is a core policy behind Rule 14a-8, and is particularly relevant to the important policy issue of executive compensation. *See Staff Legal Bulletin 14A* (June 12, 2002).

For the reasons set forth above, the Funds respectfully request that the Division reconsider and reverse the Staff's issuance of the No-Action Letter to Boeing.

Sincerely,



Shauna-Kay M. Gooden

Attachment

Cc: Michael F. Lohr, Esq.
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 19, 2013

Dear Mr. Lohr:

This is in response to your letters dated December 19, 2013, January 27, 2014 and February 24, 2014 concerning the shareholder proposal submitted to Boeing by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 23, 2014 and January 29, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Shauna-Kay M. Gooden
The City of New York
Office of the Comptroller
sgooden@comptroller.nyc.gov

February 25, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2013

The proposal urges the compensation committee to amend Boeing's clawback policy in the manner set forth in the proposal.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Boeing to amend and restate Boeing's 2003 Stock Incentive Plan. You indicate that the proposal would directly conflict with Boeing's proposal. You also indicate that inclusion of the proposal and Boeing's proposal in Boeing's proxy materials would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser



Michael F. Lohr
Vce President
Assistant General C un
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

February 24, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **Stockholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents")**

Dear Sir or Madam:

I am writing regarding the letters by The Boeing Company ("Boeing," the "Company" or "we") dated December 19, 2013 and January 27, 2014 (together, the "Prior Letters") requesting that the Division of Corporation Finance (the "Staff") not recommend enforcement action if the Company omitted a stockholder proposal (the "Proposal") submitted on behalf of the Proponents for inclusion in Boeing's proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). In accordance with *Staff Legal Bulletin No. 14D (Nov 7, 2008)*, we are e-mailing this letter to the Staff at shareholderproposals@sec.gov and are sending a copy of this letter via e-mail to the Proponents.

In the Prior Letters, we committed to update the Staff promptly following Board approval of the 2014 Proxy Materials regarding the Company's inclusion in the 2014 Proxy Materials of a proposal to amend and restate the Company's 2003 Stock Incentive Plan (the "Management Proposal") that contains provisions that directly conflict with the Proposal. We hereby confirm that the Management Proposal will be included in the Proxy Materials, and that the amended and restated 2003 Stock Incentive Plan submitted for approval pursuant to the Management Proposal will include the clawback provision described in our December 19, 2013 letter and attached hereto as Exhibit A, which provision we continue to believe directly conflicts with the Proposal.

* * *

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com. As stated in our January 27, 2014 letter, we expect to finalize the 2014 Proxy Materials no later than March 4, 2014.

Sincerely,



Michael F. Lohr
Corporate Secretary

cc: Michael Garland
Shauna-Kay M. Gooden

EXHIBIT A

Section 17.1 of Amended and Restated 2003 Stock Incentive Plan

17.1 Clawback Policy

The Board shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment under any Award to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this policy, the term "executive officer" means any officer who has been designated an executive officer by the Board.



Shauna-Kay M. Gooden
Assistant General Counsel

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

GENERAL COUNSEL'S OFFICE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

January 29, 2014

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street. N.E.
Washington, D.C. 20549

Re: Boeing Company
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in brief response to the January 27, 2013 letter submitted by the Boeing Company (the "Company") in further support of its December 19. 2012 no-action request. We simply note that even now, the Company has not so much as put before the Staff the text of a specific proposal that it will present to its own Board for approval, but rather has submitted only a vague general outline of a possible proposal. Absent a specific Company proposal which proposes a changes that directly conflicts with the Funds' proposal, the Company cannot possibly meet its burden under Rule 14a-8 (i)(9).

For that reason and for the other reasons set forth in their original letter, the Funds respectfully request that the Company's request for no-action advice be denied.

Sincerely,



Shauna-Kay M. Gooden

Cc: Michael F. Lohr, Esq.
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



Michael F. Lohr
Vice President,
Assistant General Counse
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

January 27, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents") for Inclusion in The Boeing Company's 2014 Proxy Statement

Dear Sir or Madam:

This letter relates to the no-action request by The Boeing Company ("Boeing," the "Company" or "we") dated December 19, 2013 (the "Original Letter") that seeks to exclude a stockholder proposal (the "Proposal") submitted on behalf of the Proponents, together with a supporting statement (the "Supporting Statement"), for inclusion in Boeing's proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials"). By a letter dated January 23, 2014 (the "Response"), the Office of the Comptroller of the City of New York, acting on behalf of the Proponents, asserted its belief that the relief sought in the Original Letter should not be granted. For the reasons set forth below and in the Original Letter, Boeing continues to believe that it may properly omit the Proposal from the 2014 Proxy Materials. In accordance with *Staff Legal Bulletin No. 14D (Nov. 7, 2008)*, we are emailing this letter to the Staff at shareholderproposals@sec.gov and are sending a copy of this letter via e-mail to the Proponents.

I. BOEING MAY EXCLUDE THE PROPOSAL PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

The Response fails to address Boeing's fundamental arguments supporting exclusion under Rule 14a-8(i)(3). In particular, the Response does not explain—or indicate where the Proposal or Supporting Statement explains—the meaning of "significant financial or reputational harm." Rather, the Response describes the phrase as "clear" and "simple" based on the unsupported claim that it does not mean "material." The Response states that Boeing "failed to look to the supporting statement," which "on its face, rules out 'material' as the relevant threshold." However, the Supporting Statement includes neither the word "material" nor any other explanation of "significant financial or reputational harm." Instead, it merely notes that



"significant damage can be caused by misconduct that does not necessitate a financial restatement." The Response goes on to describe the phrase "reputational harm" as "clear enough," noting similarities with words used--albeit in an entirely different context--in Boeing's Ethical Business Conduct Guidelines. The Response does not, however, explain how stockholders might evaluate this standard as the basis for mandatory compensation committee review of past compensation, nor does it explain how Boeing could assess its compliance with such a policy if implemented.

The Response also fails to explain what "manage or monitor... conduct and risks" means. The Response describes the phrase as "straight-forward and plain" and "simple," and suggests that it includes words that "a Board and investors use regularly." The Response cites no authority suggesting that "simple" words cannot be "vague or misleading" under Rule 14a-8(i)(3). A proposal may be excluded pursuant to Rule 14a-8(i)(3) if the resolution contained therein "is so inherently vague and misleading that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B (Sep 15, 2004)*. The words "manage," "monitor," "conduct," and "risks" often have widely divergent meaning depending on context. Moreover, the phrase as used in the Proposal--which determines when an employee who committed no misconduct may still be subject to recoupment of compensation--is subject to several different interpretations, as demonstrated in the Original Letter. As a result, neither stockholders nor the Company can determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Even if each of the Proposal's key terms were clearly defined, the Response ignores the Proposal's failure to resolve the conflict it creates with Boeing's existing incentive compensation plans. The Response reiterates that the Proposal seeks a "prospective change," and notes that since "[e]very clawback proposal seeks some change to a company's existing plan," the Proposal therefore "cannot be deemed to run afoul Rule 14a-8(i)(3) *[sic]* for doing so." The Response cites no authority for its argument, and fails to distinguish the authorities cited in the Original Letter that reach the opposite conclusion and support the Company's basis for excluding the Proposal pursuant to Rule 14a-8(i)(3). See, *e.g.*, *Deere & Co. (Nov. 4, 2013)*; and *USA Technologies, Inc. (March 27, 2013)*.

II. BOEING MAY EXCLUDE THE PROPOSAL PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH THE COMPANY'S OWN PROPOSAL SEEKING STOCKHOLDER APPROVAL OF THE COMPANY'S INCENTIVE STOCK PLAN

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) with respect to proposals in which votes on both the shareholder proposal and a company proposal would present alternative and conflicting decisions for shareholders and could lead to inconsistent, ambiguous or inconclusive results. In particular, the Staff has repeatedly granted no-action relief pursuant to Rule 14a-8(i)(9) when proposals seek prospective changes that are inconsistent with new or amended equity compensation plans that are being submitted for stockholder approval. See, *e.g.*, *Sysco Corporation (Sept. 20, 2013)*; *Southwestern Energy Co (Mar. 7, 2013)*; and *Verizon Communications Inc. (Feb. 8, 2013)*. The Response does not deny that the Proposal would conflict directly with the terms of the management proposal described in



the Original Letter (the "Management Proposal"), or that including both proposals could lead to inconsistent, ambiguous or inconclusive results. Rather, the Response asserts that the Proposal does not conflict with "a clawback change that the Company proposes (as the Company has proposed no change)"—that is, with an imaginary proposal the Company has no intention to include in the 2014 Proxy Materials. The Response cites no authorities to support its argument, and does not attempt to distinguish the contrary authorities cited above or in the Original Letter.

The Response also claims that Boeing's inability to commit to including the conflicting proposal prior to Boeing's no-action request deadline exempts the Proposal from exclusion on Rule 14a-8(i)(9) grounds. As stated in the Original Letter, the Company fully intends to include the Management Proposal (including the clawback policy described in the Original Letter that conflicts directly with the Proposal) in the 2014 Proxy Materials, and the Company will provide written confirmation of this fact promptly following approval of the 2014 Proxy Materials by the Company's board of directors (the "Board"). If the Board has not approved the inclusion of the Management Proposal as described in the Original Letter on or prior to February 26, 2014, the Company's objections to the Proposal pursuant to Rule 14a-8(i)(9) will be withdrawn. Where, as here, board action to finalize a proposal is scheduled to occur after the deadline for the company's submission of notice to the Staff of its intent to exclude a shareholder proposal, the Staff has uniformly permitted exclusion of the proposal so long as the company notifies the Staff of the board's action promptly after it occurs (which, as stated above, the Company commits to do). See, *e.g.*, *McDonalds Corp.* (Feb. 1, 2012); *FirstEnergy Corp. (Feb. 23, 2011)*; *Caterpillar Inc. (Mar. 30, 2010)*; and *Chevron Corp. (Feb. 6, 2010)* (in each case, allowing exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(9) where the board was expected to take action that would cause a company proposal to directly conflict with the shareholder proposal, and the company in a subsequent letter confirmed the company's intent to include the company proposal). The Response cites no authority for its contrary position, instead citing two failed requests for no-action relief on unspecified Rule 14a-8(i)(9) grounds.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from the 2014 Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com. Boeing expects to finalize the 2014 Proxy Materials no later than March 4, 2014; nonetheless, as stated above, Boeing commits to notify the Staff regarding the inclusion of the Management Proposal, including confirmation as to whether it includes the elements that conflict with the Proposal, promptly following Board approval of the 2014 Proxy Materials and in no event later than February 26, 2014.

Sincerely,

Michael F. Lohr
Corporate Secretary

cc: Michael Garland
Shauna-Kay M. Gooden



Shaunn-Kay M. Gooden
Assistant General Counsel

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

GENERAL COUNSEL'S OFFICE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

January 23, 2014

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Boeing Company
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 19, 2013 letter (the "Company Letter") submitted by Boeing Company (the "Company"). The Company Letter notifies the Staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit the above-referenced shareholder proposal (the "Proposal") from the Company's 2014 proxy materials and seeks assurance that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from the proxy materials.

The Company seeks to exclude the Funds' executive compensation clawback Proposal from the proxy materials on the grounds that: (1) terms such as "significant financial or reputational harm" render the Proposal impermissibly vague; and (2) the Proposal conflicts with the Company's own, not yet drafted, proposal to continue the existing terms of its executive compensation plan. The Company is incorrect on both counts: the Proposal is clear on its face and the Company has not advanced a proposal that conflicts with the Funds' Proposal. In light of that, and based upon my review of the Proposal, the Company's letter, and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2014 proxy materials. Consequently, the Funds respectfully request that the Staff deny the Company's request for no-action relief.

I. The Proposal

The Proposal seeks to promote sustainable value creation by establishing a heightened clawback policy for senior executives' incentive compensation. The "Resolved" clause of the Proposal states:

> **Resolved:** Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting from a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risk; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.
>
> "Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation, plan, law or regulation.

The Company alleges that the Proposal violates Rules 14a-8(i)(3) as impermissibly vague, and Rule 14a-8(i)(9) as conflicting with a Company proposal. As shown below, the Company has not carried its burden on either ground.

II. The Proposal is clear on its face and does not violate Rule 14a-8(i)(3)

The Staff, in clarifying the application of Rule 14a-8(i)(3), explained that a proposal may not be omitted from a company's proxy materials under that Rule unless "the language of the proposal or the supporting statement renders the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004). Consistent with the Staff's guidance, the Proposal uses readily understandable language in its request that the Company amend its Clawback Policy to recoup senior executives' incentive compensation if the Compensation Committee determines that:

1. There has been misconduct resulting from a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and
2. The senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risk.

Although the Proposal uses plain terms, the Company incorrectly alleges that neither it nor its shareholders could understand what is meant by "significant financial or reputational harm" or by a failure "to manage or monitor conduct or risk."

First, the Company contends that "significant financial or reputational harm" needs further definition because the terms are subject to two possible interpretations. According to the Company, "stockholders may reasonably read 'significant' as either synonymous with 'material' . . . or as involving a much lower threshold." (Company Letter at p. 3). Contrary to the Company's position, stockholders reading the Proposal and the supporting statement would immediately see that the supporting statement, on its face, rules out "material" as the threshold for "significant financial or reputational harm." Specifically, the supporting statement makes clear that "significant damage can be caused by misconduct that does not necessitate a financial restatement;" and as the Company itself notes, material harm "would likely require a financial restatement to be filed with the Commission." (*Id.*)

Thus, the Company or the stockholders need not go beyond the four corners of the Proposal and the supporting statement to ascertain the meaning of "significant financial or reputational harm." The supporting statement frames the parameters of the Proposal and gives the Company and the stockholders guidance on what the threshold ought to be. In asserting that the terms in the Proposal are vague and indefinite for want of further definition, the Company failed to look to the supporting statement. As the Staff explained in *Staff Legal Bulletin No. 14B* (September 15, 2004), ". . . rule 14a-8(i)(3), unlike the other basis for exclusion under Rule 14a-8, refers explicitly to the supporting statements as well as the proposal as a whole." The Company's assertion that "significant financial or reputational harm" is subject to two possible interpretations is therefore, without merit.

The Company further argues that "the Proposal provides no guidance regarding how 'reputational harm' might be measured or quantified." (Company Letter at p. 3). The Company takes the position that further guidance is needed to clarify "reputational harm" because Boeing has "an established reputation with many constituencies . . . [and] [t]he Proposal does not provide any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a . . . recoupment . . . to be triggered." Here, the Company struggles to create ambiguity where none exists. The meaning of "reputational harm" is clear enough, regardless of how many "constituencies" the Company has or how they perceive reputational harm. In fact, without further definition or clarification, Boeing itself uses the words in its *Ethical Business Conduct Guidelines* (the "Guidelines") which it distributes to its employees (and requires a certification that they understand the Guidelines). Specifically, the Guidelines caution employees that "[a]ctivities that create the appearance of a conflict of interest must also be avoided to ensure that the ***reputation*** of Boeing and its employees is not ***harmed***." (Emphasis added). *See*
http://www.boeing.com/assets/pdf/companyoffices/aboutus/ethics/ethics_booklet.pdf (date last visited Jan 21, 2014). Surely Boeing's Board and shareholders can understand reputational harm as well as its employees do.

Second, the Company contends that the Proposal is vague and indefinite because the Proposal did not define what constitutes "manage" or "monitor" or what "conduct" or "risks" ought to be reviewed. The Company again strains to add complexity to rather straight-forward and plain terms. In accord with the Staff's guidance in *Staff Legal Bulletin No. 14B*, the Company and stockholders can determine with "reasonable certainty" what the Proposal means in using those simple terms. The terms mentioned above are the kind of terms that a Board and investors use regularly, and do not require further definition. There is no need for the granular level of detail that the Company is attempting to impose. Moreover, the Proposal gives the Company's Board sufficient leeway to craft a policy.

The Staff has consistently declined to permit companies to exclude proposals that do not provide detailed definitions for commonly understood terms, such as those used in the Proposal here. *See, e.g. Exelon Corp.* (Jan. 2, 2014) (Staff declined to exclude a proposal under 14a-8(i)(3) as vague and indefinite where the proposal did not define the terms "named executive officers," "all employees" or "total compensation"); *Bank of America Corp.* (Mar. 8, 2011) (proposal did not define terms such as "financial or operating metrics," "materially unsustainable" or "other similar developments"); *Goldman Sachs Group, Inc.* (Feb. 18, 2011) (proposal that did not define the words "expenditures" and "attempt to influence the general public, or segments, thereof"). In declining to omit the proposals at issue in the above matters, the Staff explained, in each of the letters, that it is "unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The terms used in the Proposal, like the terms mentioned above, are clear and easily understood. Therefore, the Company is not entitled to relief under 14a-8(i)(3).

The Company Letter (at p. 4) seeks to rely on *Boeing Co.* (Mar. 2, 2011), *General Motors Corp.* (Mar. 26, 2009) and *Verizon Communications, Inc.* (Feb. 21, 2008) to support the proposition that the Staff will exclude an executive compensation proposal that fails to define key terms. However, the Company's reliance on those precedents is misplaced. Those proposals failed to make clear the most basic points, such as the types of executive compensation the proposal covered, or the time period to be used. The Funds' Proposal, which uses terms readily understood by executives and shareholders, is therefore distinguishable from the proposals in those precedents.

Finally, there is no confusing "conflict" with the Company's existing executive compensation plan (Company Letter at p. 5), as the Proposal is clear on its face that it seeks only a prospective change to the Company's plan. Every clawback proposal seeks some change to a company's existing plan, and therefore the Proposal cannot be deemed to run afoul Rule 14a-8(i)(3) for doing so.

As the Proposal is neither vague nor indefinite about the clawback changes it seeks, there is no merit to the Company's arguments under Rule 14a-8(i)(3).

III. <u>The Proposal does not violate Rule 14a-8(i)(9)</u>

Rule 14a-8(i)(9) permits the exclusion of a stockholder's proposal only if the proposal directly conflicts with a Company's proposal to be presented at the same meeting. The Company bears the burden of setting forth the points of conflict between the Company's proposal and the Proponent's proposal. Here, the Company asserts that the Proposal conflicts with a possible proposal that the Company thinks it may make, and consequently should be excluded. However, the Company's argument is deficient on many fronts.

First, the Company presents the Proponent and the Staff with a hypothetical rather than real proposal and asks the Staff to exclude the Proponent's Proposal because it may conflict with the Company's potential, not yet written proposal. Rule 14a-8(i)(9) is not intended to leave a company's options open. In order for the Rule to apply, the Company must have and present an actual proposal that conflicts with the Proponent's proposal so that the alleged conflict can be assessed and evaluated on the merits. Here, the Company fails to meet the most preliminary prerequisite. The Company explains that it "... **anticipate[s]** that the Plan will include the language ... [regarding] Boeing's ability to recoup compensation, a provision first adopted in 2007," and will know better by February 26 (Company Letter at p. 6, emphasis added). Rule 14a-8(i)(9) requires a direct conflict, not one that is conjured or merely "anticipated." The anticipated proposal, of which the Company speaks, has not even been approved by the Company's Board of Directors.

The Company's failure to reference a specific Company proposal is fatal to its 14a-8(i)(9) arguments. In *Nabors Corporate Services, Inc.* (March 26, 2013) the Staff refused to exclude a proposal under Rule 14a-8(i)(9) where the Company, as here, was (as stated by the proponent) "unable to provide a simple, unambiguous and unequivocal declaration that it is going to file ... [a conflicting proposal]." Similarly, in *Citigroup Inc.* (Feb. 5, 2013), the Staff declined to exclude a proposal where the company had not made a final decision whether it would submit its proposal. Here, similarly, Boeing had not, at the time of its letter, so much as presented a proposal to the Board of Directors for approval, and did not even have a draft to quote in its Letter.

Moreover, even if the Company had presented, or now tries to present, a specific proposal to the Staff that comports with the description in its Letter, there would be no conflict under Rule 14a-8(i)(9) with the Funds' Proposal. Though the Company Letter is unclear, the Company suggests that its "anticipated" clawback proposal was first adopted in 2007. (Company Letter at p. 6). Accordingly, the Company's proposal seeks to continue essentially the same clawback it has had in effect for seven years. The Company cannot defeat a shareholder proposal merely by re-proposing the status quo. The Company's argument would render rule 14a-8(i)(9) meaningless: any proposal for change must necessarily conflict with a proposal to maintain the status quo. By the Company's logic, a company could, under Rule 14a-8(i)(9), forever defeat any shareholder proposal for change by simply re-presenting the same or similar plan for approval year after year. The Staff has not adopted the Company's logic, but has taken a common sense approach to 14a-8(i)(9), requiring companies to identify a direct conflict between the changes sought in a shareholder proposal; and the changes sought in a company proposal. Here, the Company failed both to identify a specific Company proposal, and to identify any conflict between the clawback change the Funds' Proposal seeks and a clawback change that the Company proposes (as the Company has proposed no change). Consequently, the Company should not be permitted to rely on the Rule 14a-8(i)(9) exclusion based on its Letter. Nor, in reply, should the Company now be permitted to devise and present a belated proposal for a clawback change that might for the first time conjure up a conflict.

As the Company has identified neither a specific Company clawback proposal, nor any change in such a proposal that would conflict with the clawback change sought by the Funds, its argument for exclusion under Rule 14a-8(i)(9) must fail.

IV. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Shauna-Kay M. Gooden

Enclosure

Cc: Michael F. Lohr, Esq.
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 19, 2013

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **Stockholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents") for Inclusion in The Boeing Company's 2014 Proxy Statement**

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a stockholder proposal and statement in support thereof (the "Proposal") submitted on behalf of the Proponents for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2014 Annual Meeting of Stockholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 14, 2014.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents submit correspondence to the Commission or the Staff with respect to the



Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

The Proposal states, in relevant part:

> *RESOLVED: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE INHERENTLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).



The Proposal fails to define "significant financial or reputational harm" or explain what constitutes a failure "to manage or monitor conduct or risks."

The Proposal purports to require the Compensation Committee (the "Committee") to consider recoupment of a senior executive's compensation whenever (emphasis added):

1. There has been "misconduct resulting in a violation of law or Boeing policy that causes ***significant financial or reputational harm to Boeing***" and
2. The senior executive either "committed the misconduct" or "failed in his or her responsibility to ***manage or monitor conduct or risks***."

Each requirement contains a key phrase that is unexplained, and that would result in materially different interpretations such that neither stockholders nor the Company would be able to determine with reasonable certainty exactly what actions or measures what the proposal requires.

"Significant financial or reputational harm to Boeing." Stockholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), it is imperative that a clear understanding of what constitutes "significant" under the language of the Proposal is crucial to carrying out the intended result of the Proposal. Similarly, the Proposal provides no guidance regarding how "reputational harm" might be measured or quantified. Boeing has an established reputation with many different constituencies, including, but not limited to: our customers, our competitors, our stockholders, our suppliers and the general public. The Proposal does not provide any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a formal Committee recoupment review to be triggered. Not only would it be impossible for stockholders to evaluate this standard, it would be impossible for the Company or the Committee to reliably assess whether it was in compliance with such a policy if implemented.

"[M]anage or monitor conduct or risks." Neither the Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. Furthermore, neither the Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to Boeing. The Proposal establishes no relationship between the "fail[ure]... to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Proposal. Under one possible reading, misconduct by a third party that resulted in "significant...harm" to Boeing could automatically trigger a required formal Committee recoupment review, as all Boeing senior executives involved, directly or indirectly, in the third party's actions on Boeing's behalf could be reasonably be viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Alternatively, stockholders could reasonably interpret these



words as requiring some definable nexus between a senior executive's conduct and the misconduct in question. Under the second reading, however, the Proposal includes no guidance as to what standard of conduct (*e.g.*, negligence or gross negligence) would constitute a "failure in his or her responsibility." As a threshold matter, whose "conduct" and what "risks" are to be covered by this policy? As the Proposal is written, only the recoupment decision is at the Committee's discretion—not the review itself. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

The Staff has consistently permitted the exclusion of stockholder proposals related to executive compensation that failed to define or sufficiently explain key terms or that are subject to materially different interpretations such that neither stockholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., Boeing Co.* (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); *General Motors Corp.* (March 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); *Verizon Communications, Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short- and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and *Prudential Financial, Inc.* (Feb. 16, 2007) (permitting exclusion of a proposal seeking stockholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Proposal is distinguishable from other recent stockholder proposals addressing a similar subject matter. In *McKesson Corp.* (May 17, 2013) and *Bank of America Corp.* (March 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in *McKesson Corp.* involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the *Bank of America Corp.* proposal required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance.

The Proposal does not address, let alone resolve, the conflict between the proposed policy and the existing terms and conditions of each of Boeing's incentive compensation plans.

Boeing's Elected Officer Annual Incentive Plan and the Incentive Compensation Plan for Employees of the Boeing Company and Subsidiaries (collectively, the "Annual Incentive Plans") and 2003 Incentive Stock Plan (the "Plan" and, together with the Annual



Incentive Plans, the "Existing Plans") are the sole means by which Boeing may provide incentive compensation to senior executives. Each Existing Plan expressly limits when Boeing may seek recoupment or reimbursement of incentive compensation. In relevant part, each Existing Plan requires reimbursement of any payment or award where "(1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results."[1] The above language sets forth the parameters within which Boeing may seek recoupment of incentive compensation awarded to its senior executives. Despite the Proposal's exhortation that it not "violate any contract, compensation plan, law or regulation," the Proposal utterly fails to address the conflict between its terms and the terms of the Plans.

The Staff has permitted exclusion of proposals as vague and indefinite under Rule 14a-8(i)(3) when the proposal's implementation would directly conflict with existing bylaw provisions. In *Deere & Co.* (Nov. 4, 2013), the Staff permitted exclusion of a proposal that requested a "policy that, whenever possible, the chairman of our board of directors shall be an independent director." The proposal directly conflicted with the company's existing bylaws, which specifically require that the chairman of the board also serve as chief executive officer. Because the proposal did not address this conflict, it was unclear whether the board would have been required to follow the company's bylaws or the policy requested by the proposal. The Staff therefore concluded that "in applying this particular proposal to Deere, neither shareholders nor the company would be able to determine with any reasonably certainty exactly what actions or measures the proposal require[d]" and granted relief to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also USA Technologies, Inc.* (March 27, 2013) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal asked the board to adopt a policy that directly conflicted with an existing bylaw provision and the proposal did not address the conflict).

While the conflict introduced by the Proposal does not relate to the Company's bylaws as in *Deere & Co.*, the conflict would be no less difficult for stockholders to resolve absent further guidance in the Proposal or supporting statement. In particular, adoption of the Proposal—even on a prospective basis—would require stockholders to guess as to whether the policy would (a) require the Board to violate the terms of the Existing Plans, (b) be subject to the contractual commitments in the Existing Plans and, therefore, be of absolutely no effect whatsoever, or (c) require "prospectively" to be read such that the

---

[1] See Section 9(a) of the Elected Officer Annual Incentive Plan available at http://www.sec.gov/Archives/edgar/data/12927/000119312507232400/dex106.htm, Section 9 of the Incentive Compensation Plan for Employees of the Boeing Company and Subsidiaries available at http://www.sec.gov/Archives/edgar/data/12927/000119312507232400/dex107.htm, and Section 17.1 of the Plan available at http://www.sec.gov/Archives/edgar/data/12927/000119312511111215/dex10.htm



policy were to apply following expiration of the Existing Plans. This conflict becomes even more difficult to resolve in the case of the Plan, which, as will be discussed below, is expected to be the subject of a management proposal in the Proxy Materials.

Given that the Proposal fails to define key terms and fails to address the direct conflict it would introduce with Boeing's existing incentive compensation plans, the Company believes that neither stockholders nor Boeing would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Further, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

II. BOEING MAY EXCLUDE THE PROPOSAL PURSUANT TO RULE 14a-8(i)(9) BECAUSE IT DIRECTLY CONFLICTS WITH THE COMPANY'S OWN PROPOSAL SEEKING STOCKHOLDER APPROVAL OF THE COMPANY'S INCENTIVE STOCK PLAN

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" in order for this exclusion to be available. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

Boeing is proposing to amend and restate the Plan during 2014. It is anticipated that the Plan will include the language cited above with respect to Boeing's ability to recoup compensation, a provision first adopted in 2007. If the Plan is approved by the Company's Board of Directors, the Company will submit the Plan to its stockholders for approval at the 2014 Annual Meeting of Stockholders (the "Management Proposal"). The Company will confirm in a supplemental letter to the Staff no later than February 26, 2014 that a proposal seeking stockholder approval of the Plan, including the provision described above, will be included in the Proxy Materials. As the Proposal would require the Committee to entertain reimbursement of compensation in ambiguous and undefined circumstances other than those permitted by the Plan, the Proposal would directly conflict with the above-referenced provision of the Plan, which would expressly limit the Company's contractual right to require reimbursement of equity compensation to the circumstances set forth in the Plan.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on the stockholder proposal and a company-sponsored proposal to adopt an equity incentive plan would be facing alternative and conflicting decisions. *See, e.g., Sysco Corporation* (Sept. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); *Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and *AOL Time Warner Inc.* (March 3, 2003)



(permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees).

In addition, as with the *Sysco Corporation* proposal, the Proposal unsuccessfully attempts to circumvent Rule 14a-8(i)(9) by seeking that it be implemented "prospectively," and so as not to "violate any contract, compensation plan, law or regulation." However, as in *Sysco Corporation*, the crux of the Proposal does not relate to timing of implementation, but to the substance of Boeing's clawback policy. The Proposal promotes a policy initiative designed to permit the Committee to seek recoupment of compensation for a wide range of real or perceived misconduct in ambiguous and undefined circumstances, or real or perceived failure to monitor others' misconduct. This policy initiative is clearly in direct conflict with the Management Proposal, which prohibits compensation clawbacks other than, *inter alia*, in connection with "intentional misconduct that caused or substantially caused... a substantial restatement of Company financial statements filed with the Securities and Exchange Commission." The Proposal's supporting statement only highlights this direct conflict, as it does not mention timing of implementation, but focuses solely on the claim that "it is [sic] may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility." It is precisely this desired policy change that conflicts directly with the Management Proposal.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the 2014 Annual Meeting.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Sincerely,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: John C. Liu
Michael Garland


BOEING

Exhibit A

The Proposal and All Related Correspondence



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 6, 2013

Mr. Michael F. Lohr
Corporate Secretary
Boeing Company
100 North Riverside Plaza, MC 5003-1001
Chicago, IL 60606-1596

Dear Mr. Lohr:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Boeing Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

RESOLVED, that shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.

"Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT:

Boeing is subject to U.S. government inquiries and investigations that could result in fines, penalties or debarment from eligibility for future government contracts. In 2012, the Federal Aviation Administration proposed a $13.6 million civil penalty against Boeing for delays in telling airlines how to prevent fuel-tank explosions on 383 aircraft. In 2013, the FAA proposed a $2.7 million civil penalty against Boeing for allegedly using aircraft parts that did not meet standards. Such resolutions can cause reputational as well as direct financial harm.

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Currently, Boeing's Policy provides for recoupment of incentive compensation from certain executives "if the Board determines that the executive engaged in intentional misconduct that caused or substantially caused the need for a substantial restatement of financial results and a lower payment would have been made to the executive based on the restated financial results."

In our view, significant damage can be caused by misconduct that does not necessitate a financial restatement, and it is may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility. Our proposal gives the Committee discretion to decide whether recoupment is appropriate in particular circumstances.

Finally, shareholders cannot monitor cannot monitor enforcement without disclosure. We are sensitive to privacy concerns and urge Boeing to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote for this proposal.



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Boeing Company **Cusip#: 097023105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 6, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 335,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Boeing Company **Cusip#: 097023105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 6, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 98,701 shares.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Boeing Company **Cusip#: 097023105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 6, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 688,335 shares.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Boeing Company **Cusip#: 097023105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 6, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 40,944 shares.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 31, 2013

To Whom It May Concern

Re: Boeing Company **Cusip#: 097023105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 6, 2012 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 532,171 shares.

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette 6th Floor
Boston, MA 02111

Telephone (617) 784-5379
Facsimile (617) 786-2711

dfarrell@statestreet.com

November 6, 2013

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: Boeing Company

Cusip: 097023105

Shares: 706,969

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette 6th Floor
Boston MA 021111

Telephone (617) 784-6278
Facsimile (617) 783 2211

dfarrell@statestreet.com

November 6, 2013

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: Boeing Company

Cusip: 097023105

Shares: 5,742

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de Lafayette 3rd Floor
Boston MA 02111

Telephone (617) 734-3378
Facsimile (617) 728-2211

dfarrell@statestreet.com

November 6, 2013

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: Boeing Company

Cusip: 097023105

Shares: 37,096

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette 8th Floor
Boston, MA 021111

Telephone (617) 784-6378
Facsimile (617) 769-2211

dfarrell@statestreet.com

November 6, 2013

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: Boeing Company

Cusip: 097023105

Shares: 582,655

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
2 Avenue de LaFayette 6th Floor
Boston, MA 02111

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 6, 2013

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: Boeing Company

Cusip: 097023105

Shares: 153,658

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 22, 2013

VIA EMAIL AND OVERNIGHT COURIER

Office of the Comptroller, John C. Liu
Municipal Building
One Centre Street, Room 629
Attn: Michael Garland
New York, NY 10007-2341

Re: Notice of Defect - Shareholder Proposal

Dear Mr. Liu:

On November 12, 2013, we received a shareholder proposal (the "Proposal") from the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). We also received your letter dated November 6, 2013 and the ownership verification letters dated October 31, 2013 and November 6, 2013, from BNY Mellon and State Street. Under Rule 14a-8(d), any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. It appears that your submission contains more than 500 words.

To remedy this defect, please revise the Proposal and supporting statement so that they do not exceed 500 words. Your revised submission must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312) 544-2829. Once we receive the revised submission, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Best regards,

Gregory C. Vogelsperger

Towle, Elizabeth C

From: Garland, Michael [mgarlan@comptroller.nyc.gov]
t: Tuesday, November 26, 2013 8:39 AM
. Vogelsperger, Gregory C
Cc: GRP CSO
Subject: NYC Shareholder Proposal on Clawbacks
Attachments: Boeing Company 2014 - Clawback Proposal - REVISED.docx; Boeing Company 2014 - Clawback Proposal - REVISED & REDLINED.docx

Greg,

Following up on our phone call, and in response to your November 22, 2013 letter regarding our shareholder proposal, attached please find a revised version of the proposal that does not exceed 500 words. There have been no material changes to the proposal, and I've also included a redlined version to facilitate your review.

I look forward to our discussion regarding the substance of the proposal in coming weeks.

Best regards,

Mike

Michael Garland
Assistant Comptroller
Environmental, Social and Governance (ESG)
Office of NYC Comptroller John C. Liu
1 Centre Street, Room 629
York, New York 10007
Office: 212-669-2517

RESOLVED:~~, that~~ Sshareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.

"Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT:

Boeing is subject to U.S. government inquiries and investigations that could result in fines, penalties or debarment from eligibility for future government contracts. In 2012, the Federal Aviation Administration proposed a $13.6 million civil penalty against Boeing for delays in telling airlines how to prevent fuel-tank explosions on 383 aircraft. In 2013, the FAA proposed a $2.7 million civil penalty against Boeing for allegedly using aircraft parts that did not meet standards. Such resolutions can cause reputational as well as ~~direct~~ financial harm.

As long-term shareholders, we believe ~~that~~ compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Currently, Boeing's Policy provides for recoupment of incentive compensation from certain executives "if the Board determines that the executive engaged in intentional misconduct that caused or substantially caused the need for a substantial restatement of financial results and a lower payment would have been made to the executive based on the restated financial results."

In our view, significant damage can be caused by misconduct that does not necessitate a financial restatement, and it ~~is~~ may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility. Our proposal gives the Committee discretion to decide whether recoupment is appropriate in particular circumstances.

Finally, shareholders cannot monitor ~~cannot monitor~~ enforcement without disclosure. We are sensitive to privacy concerns and urge Boeing to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote for this proposal.

RESOLVED: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.

"Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT:

Boeing is subject to U.S. government inquiries and investigations that could result in fines, penalties or debarment from eligibility for future government contracts. In 2012, the Federal Aviation Administration proposed a $13.6 million civil penalty against Boeing for delays in telling airlines how to prevent fuel-tank explosions on 383 aircraft. In 2013, the FAA proposed a $2.7 million civil penalty against Boeing for allegedly using aircraft parts that did not meet standards. Such resolutions can cause reputational as well as financial harm.

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Currently, Boeing's Policy provides for recoupment of incentive compensation from certain executives "if the Board determines that the executive engaged in intentional misconduct that caused or substantially caused the need for a substantial restatement of financial results and a lower payment would have been made to the executive based on the restated financial results."

In our view, significant damage can be caused by misconduct that does not necessitate a financial restatement, and it may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility. Our proposal gives the Committee discretion to decide whether recoupment is appropriate in particular circumstances.

Finally, shareholders cannot monitor enforcement without disclosure. We are sensitive to privacy concerns and urge Boeing to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote for this proposal.